Exhibit 99.1

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	09/30/2023	06/30/2023
CURRENT ASSETS
Cash and cash equivalents	28.4	48.1
Other financial assets	14.6	12.1
Trade receivables	186.3	158.0
Other receivables	24.9	28.8
Income and minimum presumed income taxes recoverable	2.0	9.4
Inventories	138.1	140.4
Biological assets	1.1	0.1
Total current assets	395.4	397.1
NON-CURRENT ASSETS
Other financial assets	0.5	0.4
Other receivables	2.4	2.5
Income and minimum presumed income taxes recoverable	0.0	0.0
Deferred tax assets	8.2	7.3
Investments in joint ventures and associates	40.8	39.3
Property, plant and equipment	69.9	67.9
Investment properties	3.7	3.6
Intangible assets	173.0	173.8
Goodwill	112.2	112.2
Right-of-use asset	13.5	13.9
Total non-current assets	424.3	420.9
Total assets	819.7	818.1

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	159.1	150.8
Borrowings	100.7	107.6
Employee benefits and social security	10.0	9.6
Deferred revenue and advances from customers	32.8	24.9
Income tax payable	0.5	0.5
Consideration for acquisition	4.2	1.4
Lease liabilities	4.3	3.9
Total current liabilities	311.7	298.7
NON-CURRENT LIABILITIES
Borrowings	48.8	60.7
Deferred revenue and advances from customers	2.2	2.1
Joint ventures and associates	0.6	0.6
Deferred tax liabilities	34.4	35.8
Provisions	0.7	0.9
Consideration for acquisitions	2.5	3.6
Secured notes	76.9	75.2
Lease liability	9.2	10.0
Total non-current liabilities	175.4	188.9
Total liabilities	487.1	487.6
EQUITY
Equity attributable to owners of the parent	299.0	298.6
Non-controlling interests	33.7	31.9
Total equity	332.6	330.5
Total equity and liabilities	819.7	818.1